YUKON-NEVADA GOLD CORP. UPDATES EXPLORATION DRILLING RESULTS FOR THE KETZA RIVER PROJECT

Vancouver, BC – April 15, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional assay results from the 2008 drilling program the Ketza River project. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

All drill holes referenced in this release are diamond drill holes completed between May 4th and August 5th, 2008, and for which assay reports were received by February 28, 2009. All holes were targeted to expand the margins of known mineralization as part of the company’s continuing program to expand areas amenable to open-pit mining.

As presented in Table 1 below, significant new intercepts were reported from the Break, Hoodoo, and Peel targets within the Manto Zone, and from the QB target in the Shamrock Zone. The mineralization zones and targets are shown in Figure 1 (which can be found under ‘News Releases’ on www.yukon-nevadagold.com).

TABLE 1 New Intercepts Reported as of 28 February 2009 Ketza River Project, Yukon
Hole Number	Zone	Ore Type	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-08-1389	Break	Manto	130.20	140.00	9.8	3.2
KR-08-1422	Hoodoo	Manto	73.70	78.30	4.6	4.6
KR-08-1425	Hoodoo	Manto	72.30	75.30	3.0	6.6
KR-08-1446	Hoodoo	Manto	98.2	99.1	0.9	15.2
KR-08-1362	Peel	Manto	51.5	54.4	2.9	10.4
and			57.2	58.1	0.9	10.4
KR-08-1376	QB	Qtz Vns	72.2	76	3.8	8.8
KR-08-1390	QB	Qtz Vns	60.1	67.9	7.8	5.8
KR-08-1391	QB	Qtz Vns	30.5	33.5	3.0	6.4
KR-08-1426	QB	Qtz Vns	126.0	127.1	1.10	31.3

Highlights include 2.95 meters and 0.9 meter of 10.4 g/t gold in two nearly adjacent intercepts from the Peel target at depths of 51.5 and 57.2 meters respectively, and an intercept of 15.2 g/t gold at 98.2 meters depth in the Hoodoo target. In the QB target, a shallow intercept at 30.5 meters depth returned 6.4 g/t gold, and a deep intercept of 31.3 g/t gold was also reported.

As of this date, 24 drill holes from the 2008 drilling program remain to be assayed and four holes have yet to be fully assayed.

Graham Dickson, President and CEO states, “These results confirm again that the Ketza River Project will be a viable open pit mining operation with an extended lifespan.”

Note that the drill intercepts reported herein are not included in the data used for the NI 43-101 resource estimates released on April 14, 2008, which contain a measured resource of 146,500 ounces of gold at a grade of 6.40 g/t, an indicated resource of 499,900 ounces of gold at a grade of 4.61 g/t and an inferred resource of 112,800 ounces of gold grading 3.26 g/t. In 2008, a total of 30,151 meters in 223 holes were drilled on the Ketza River Project. A complete table of updated results for the 2008 drilling program can be found on our website: www.yukon-nevadagold.com.

This news release was reviewed and approved by the Chief Geologist at Ketza River, Erika Shepard, M.Sc., P.Geo., who is the Qualified Person for the purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.